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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                       0-21899
                                  SEC FILE NUMBER

                                     491779104
                                    CUSIP NUMBER

                              NOTIFICATION OF LATE FILING

/ /Form 10-K and Form 10-KSB / /Form 20-F / /Form 11-K /X/Form 10-Q and Form 10-QSB / /Form N-SAR

                 For Period Ended: March 31, 2000

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Kenwick Industries, Inc.
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Full Name of Registrant

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Former Name if Applicable

660 Linton Boulevard, Suite 202
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Address of Principal Executive Office (Street and Number)

Delray Beach, Florida 33445
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
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            calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25 is required.

PART III -- NARRATIVE

Registrant initially filed its Form 10-SB on November 18, 1999. It filed amendments on December 20, 1999 in response to Commission staff comments received on December 3, 1999. Registrant's Form 10-SB became effective by operation of law on January 18, 2000. Further amendments to the Form 10-SB were filed on March 8, 2000 in response to Commission staff's December 3rd comments. Registrant received comments on it March 8th Amendment from the Commission staff by fax on April 25, 2000. Registrant's Form 10-QSB was due on May 14, 2000. Registrant was reluctant to file its Form 10-QSB because any changes to the Form 10-SB likely would have to be reflected in the Form 10-QSB. Registrant is making all reasonable effort to respond to Commission staff's April 25th comments and will file its Form 10-QSB for the quarter ending March 31, 2000 at the same time it files the amendment to its Form 10-SB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth S. Wulwick                      (561)              278-6090
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          (Name)                          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    / / Yes  /X/ No;   Form 10-KSB
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Kenwick Industries, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:   May 17, 2000

    KENWICK INDUSTRIES, INC.

    By /s/ Kenneth S. Wulwick
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      Kenneth S. Wulwick,
      Chief Executive Officer